September 30, 2008

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 12, 2008 File No. 333-150836

Dear Mr. Kim:

On behalf of Yuhe International, Inc. (the “Company”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 9, 2008 commenting on Amendment No. 2 to the Registration Statement on Form S-1 filed on August 18, 2008 (the “Amendment No. 2”).

We have provided four courtesy copies of Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”), clean and marked to show changes from Amendment No. 2, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s September 9, 2008 letter immediately prior to our responses below. For your convenience, we pointed out the page numbers of Amendment No. 3 where the revisions appear. The page numbers are the page numbers of the document as filed in EDGAR.

General

1.
We note your response to prior comment one and revised disclosure on the cover page and elsewhere. Please revise pages 4, 13, and 15 to further address the fact, if true, that there is a “lack of any meaningful market value quotations” for your shares.

The Company notes the Staff’s comment and advises that there is a lack of any meaningful market value quotations for the Company’s shares.

The Company respectfully advises the Staff that changes have been made on the cover page and pages 4, 13 and 15 of Amendment No. 3:-

On cover page:-

“The common stock is traded in the over-the-counter market and prices are quoted on the Over-The-Counter Bulletin Board under the symbol “YUII.OB. The most recent market trade occurred on September 24, 2008 at the price of $6.50 per share. There is a lack of any meaningful market value quotations for our shares.”

On page 4:-

“…The most recent market trade occurred on September 24, 2008 at the price of $6.50 per share, while the price we sold our shares in the private placement on March 12, 2008 was $3.09 per share, post-split. There is a lack of any meaningful market value quotations for our shares…”

On page 13:-

“…The most recent market trade occurred on September 24, 2008 at the price of $6.50 per share, while the price we sold our shares in the private placement on March 12, 2008 was $3.09 per share, post-split. There is a lack of any meaningful market value quotations for our shares…”

On page 15:-

“The most recent market trade of our common stock occurred on September 24, 2008 at the price of $6.50 per share. There is a lack of any meaningful market value quotations for our shares.”

2.
We note your response to comment seven of our letter dated June 11, 2008 and your responses to comments 2 and 22 of our letter dated July 28, 2008. It appears that some of the March 12, 2008 private placement investors purchased between 6% and 15% of your outstanding common stock and are seeking to sell their shares in this offering as selling shareholders. Please advise us of the approximate percentage of your shares held by non-affiliates and provide an analysis of whether or not the offering is actually an indirect primary distribution of the securities by the company effected through the investors. See No. 29 of the Division’s Publicly Available Telephone Interpretations for Rule 415 of the Securities Act.

The Company notes the Staff’s comment and advises that the approximate percentage of the Company’s shares held by non-affiliates is 51%. The Company respectfully explains that the shares being registered are all held by non-affiliates of the Company as the total outstanding shares were 15,543,330 (all shares discussed in this response are post-split shares) as of September 15, 2008 and none of the selling shareholders holding 7,871,515 holds more than 10%, or 1,554,333 shares, and none sits on the board or is an officer of the Company. The total non-affiliate holding is 7,871,515 plus 16,997 publicly traded shares, 7,888,512, which is 51% of 15,543,330.

The Company submits that the offering is not an indirect primary distribution of the securities by the Company effected through the investors. Pursuant to No. 29 of the Division’s Publicly Available Telephone Interpretations for Rule 415 of the Securities Act, the question of whether an offering is a primary offering or a secondary one should be analyzed based on facts and circumstances, such as (1) how long the selling shareholders have held the shares, (2) the circumstances under which they received the shares, (3) their relationship to the issuer, (4) the amount of shares involved, (5) whether the sellers are in the business of underwriting securities, and (6) whether under all the circumstances it appears the seller is acting as a conduit for the issuer.

(1) Each selling shareholder has held the shares for more than six months and has had the risk of loss during that period.

(2) The majority of the selling shareholders, 25 private placement investors, acquired their shares in an acquisition transaction involving, through receipt of a private placement memorandum and the filing of the Company’s 8K containing Form 10 information, full disclosure. The selling shareholders purchased their shares under the following circumstances, (i) 25 private placement investors purchased 6,800,518 shares: 5,829,018 shares from the Company for US$18 million and 971,500 shares from Mr. Yamamoto for US$3 million, all at $3.09 per share on March 12, 2008; (ii) Halter Financial Investments, L. P. and Halter Financial Group, L.P. purchased 951,996 shares from the Company on November 6, 2007; and (iii) pursuant to the Common Stock Purchase Agreement, dated November 6, 2007, all shareholders of the Company, except for 16,997 publicly traded shares, have the rights to register their 119,001 shares.

(3) None of the selling shareholders had any prior relationship with the Company before they acquired their shares.

(4) The total number of shares being registered for resale under the Form S-1 is 7,871,515 shares, representing 51% of the Company’s total outstanding shares of common stock and 463% of the Company’s public float as of September 15, 2008.

(5) The Company has been informed that Timothy P. Halter, David Brigante, Marat Rosenberg and George Diamond, who own the limited partnership interests of Halter Financial Investments, L.P., a selling shareholder, collectively own all outstanding shares of WLT Brothers Holdings, Inc., the parent company of WLT Brothers Capital, Inc., a registered broker-dealer.  The Company has further been informed that each shareholder of WLT Brothers Holdings, Inc. has signed an affidavit of non-involvement and is otherwise not involved in the management or operations of WLT Brothers Capital, Inc. Other than that, none of the selling shareholders is a broker-dealer or is affiliated with a broker-dealer or otherwise in the business of underwriting securities.

(6) Other than (i) Halter Financial Investments GP, LLC, a Texas limited liability company and the sole general partner of Halter Financial Investment, L.P. and Halter Financial Group, L.P., two Texas limited liability companies, (ii) Barry Kitt, who has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by each of Pinnacle China Fund, L.P. and Pinnacle Fund, L.P., and (iii) Black River Asset Management LLC, which has investment and voting power pursuant to an investment advisory agreement with respect to the securities held by Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd., to the Company’s knowledge, no other selling shareholder has any relationship to each other and has no agreement or arrangement to act as a conduit for the Company.

In addition, the Company wants to bring to the Staff’s attention that this offering does not involve any “toxic convertibles,” where convertibles notes are issued with floating conversion prices, resulting in a conversion into a multiple (e.g., 2x, 3x, 4x or higher) of the total number of outstanding shares, or any convertible securities at all. Instead, this offering is made in connection with a reverse merger transaction closed on March 12, 2008, a.k.a., an alternative public offering or APO. Typical APOs transactions, where there was an exceedingly small public float and a relatively high multiple of that float sold in a concurrent financing transaction, do not present the same abusive concerns as the toxic transactions. In many APO transactions, the Staff has viewed them differently than other PIPE financing transactions and allowed more than 30% of an issuer’s public float to be registered.

Based on the above facts-and-circumstances analysis, the Company believes the offering is a secondary offering pursuant to Rule 415 of the Securities Act.

3.
We note that several of your responses to our comments refer to monetary amounts quoted in Chinese currency. For example, see comments 4, 9, 14 and 17 of our letter dated July 28, 2008. Please revise to include the approximate U.S. dollar value of these amounts where appropriate.

The Company notes the Staff’s comment and advises that changes have been made on pages 43-44 and 45 and Exhibit 10.31 of Amendment No. 3 to include the approximate U.S. dollar value of the amounts quoted in Chinese currency:-

In respect of comment 4 in your letter dated July 28, 2008, on pages 43 and 44 of Amendment 3:-

“Supervisory Board.

All the members of the Supervisory Board are nominated and appointed by the Shareholder Congress and serve for a term of three years. One of the Supervisory Board members was elected by the workers of PRC Yuhe and the other two members of the Supervisory Board were appointed by shareholders of PRC Yuhe. There are no other nominations or arrangements for nomination of Supervisory Board member. The current members of the Supervisory Board of PRC Yuhe are Zhang Jinhua, Zheng Chaoyang and Zhang Lishun, and their business background and relationships with Yuhe are as follows :-

(a) Zhang Jinhua

Mr. Zhang graduated from Shandong Light Industrial University with a professional degree in economics and business administration in July 1999. Mr. Zhang has been the Chairman of the Supervisory Board of PRC Yuhe since November 2007 and secretary to our board of directors since March 2008. Mr. Zhang is receiving a monthly salary of RMB 8,000, equivalent to approximately US$1,169, for his services as secretary to the Company's board of directors. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.

Prior to joining the Company, Mr. Zhang was a factory supervisor and branch factory general manager of Shandong Lorain Foodstuff (Group) Co., Ltd. from March 2003 to June 2007 and was a Development Planning Department manager of Yuhe Group from July 2007 to March 2008. Mr. Zhang was receiving a monthly salary of RMB 1,800, approximately equivalent to US$263, for his services as a Development Planning Department manager.

(b)  Zheng Chaoyang

Mr. Zheng is currently an Administrative Department officer of Yuhe Group and has held those positions since July 1997. Prior to joining Yuhe Group in July 1997, Mr. Zheng was a sole proprietor engaging in the retail business from 1985 to 1997. Mr. Zheng is receiving a monthly salary of RMB 1,700, approximately equivalent to US$248, for his services as an Administrative Department Officer. Mr. Zheng does not receive any salary for being a member of the Supervisory Board.

(c)  Zhang Lishun

Mr. Zhang is a university graduate and a senior political worker. Mr. Zhang is currently an Administrative Department officer of Yuhe Group and has held these positions since February 2004. Prior to joining Yuhe Group in February 2004, Mr. Zhang was the chief officer at the security section of Shandong Hailong Holdings Limited from July 1985 to February 2004. Mr. Zhang is receiving a monthly salary of RMB 1,500, approximately equivalent to US$219, for his services as an Administrative Department Officer. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.”

In respect of comment 9 in your letter dated July 28, 2008, in Exhibit 10.31 of Amendment 3:-

“…WHEREAS

(A) Party A and Party B entered into a feed purchase agreement as of January 1, 2006, pursuant to which, Party A agreed to supply to Party B and Party B agreed to purchase all necessary feed from Party A.

(B) During the period from January 1, 2006 to December 31, 2006, Party A supplied feed to Party B at RMB 1,829, approximately equivalent to US$267 per ton. During the period from January 1, 2007 to December 31, 2007, Party A supplied feed to Party B at RMB 2,141, approximately equivalent to US$313 per ton. During the period from January 1, 2008 to July 31, 2008, Party A supplied feed to Party B at RMB 2,588, approximately equivalent to US$378 per ton.

This supplemental agreement is signed on a friendly negotiation and equality basis by and between the aforementioned parties:

1. Party A shall supply feed to Party B and Party B shall purchase feed from Party A at RMB 2,795, approximately equivalent to US$409 per ton. Subject to agreement by Party A and Party B, the foresaid price can be adjusted according to the market conditions…”

In respect of Comment 14 in your letter dated July 28, 2008, on pages 41 and 42 of Amendment No. 3:-

“Mr. Gao’s employment agreement was effective as of March 12, 2008, the date Mr. Gao was appointed CEO, and has an initial term of three years, “Mr. Gao’s Initial Term”. Following Mr. Gao’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal executive officer, Mr. Gao is responsible for our overall management. Mr. Gao will receive an annual base salary of RMB1,200,000, approximately equivalent to US$175,387, which will be reviewed on an annual basis by the compensation committee of our board of directors, plus an annual discretionary bonus, as determined by the compensation committee of our board of directors, and separation benefits . During Mr. Gao’s employment, he will be entitled to insurance and other benefits including, among others, medical and disability coverage and life insurance as are afforded to other of our senior executives. By entering into the employment agreement, Mr. Gao agreed to a 12-month non-competition clause post termination.

Han Chengxiang has been our Chief Production Officer since March 12, 2008. Prior to joining us, Mr. Han served as the Chief Production Officer of PRC Yuhe from 1998 to 2008. Prior to joining PRC Yuhe in 1998, Mr. Han served as the vice factory manager and then the factory manager of Weifang Zhonglianghuawei Food Co., Ltd. from 1996 to 1998. Prior to that, Mr. Han served as the chief production officer and then the vice factory manager of Weifang Broiler Group Co., Ltd. from 1990 to 1996. Mr. Han Chengxiang, was appointed Director of the Company and member of the Nominating Committee of the Company on June 13, 2008. Pursuant to an employment agreement entered into by us with Mr. Han, dated June 13, 2008. Mr. Han is receiving an annual salary of US$17,142 and is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

Hu Gang has been our Chief Financial Officer since June 13, 2008. Prior to joining us, Mr. Hu was the Chief Financial Officer of Sino-Gas International Holding Inc from October 2007 to March 2008. Prior to that, between August 2004 and October 2007, Mr. Hu served as the Finance Director of FedExKinkos’ Greater China operations. Between August 2002 and July 2004, Mr. Hu served as the accounting supervisor and group leader of DuPont China Holding Ltd. Mr. Hu graduated from Shanghai Finance and Economics University, PRC, with a B.A. in International Accounting.

We entered into an employment agreement with Mr. Hu, effective as of June 13, 2008, his appointment date, which has an initial term of three years, “Mr. Hu’s Initial Term”. Following Mr. Hu’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal financial officer, Mr. Hu is responsible for our financial management. Mr. Hu will receive an annual base salary of RMB1,000,000, approximately equivalent to US$146,156, during the first year, RMB 1,500,000, approximately equivalent to US$219,234, during the second year, and RMB 1,800,000, approximately equivalent to US$263,081, during the third year, of Mr. Hu’s Initial Term. In addition, the agreement provides for an annual discretionary bonus, as determined by the compensation committee of our board of directors, stock options and separation benefits. By entering into the employment agreement, Mr. Hu agreed to a 12-month non-competition clause post termination.”

In respect of Comment 17 in your letter dated July 28, 2008, on pages 45 and 46:-

“(i)  Mr. Gao Zhentao

We entered into an employment contract with Gao Zhentao, our Chief Executive Officer (CEO) on June 13, 2008. The employment agreement was effective as of March 12, 2008, the date Mr. Gao was appointed CEO, and has an initial term of three years, “Mr. Gao’s Initial Term”. Following Mr. Gao’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal executive officer, Mr. Gao is responsible for our overall management. Mr. Gao will receive an annual base salary of RMB1,200,000, approximately equivalent to US$175,387, which will be reviewed on an annual basis by the compensation committee of our board of directors, plus an annual discretionary bonus, as determined by our compensation committee of our board of directors, and separation benefits . During Mr. Gao’s employment, he will be entitled to insurance and other benefits including, among others, medical and disability coverage and life insurance as are afforded to other of our senior executives. By entering into the employment agreement, Mr. Gao agreed to a 12-month non-competition clause post termination.

(ii) Mr. Han Chengxiang

Mr. Han Chengxiang, was appointed Director and member of the Nominating Committee on June 13, 2008. Mr. Han is currently our Chief Production Officer. Prior to joining us, Mr. Han served as the chief production officer of PRC Yuhe from 1998 to 2008. Pursuant to an employment agreement entered into by the Company with Mr. Han, dated June 13, 2008, Mr. Han is receiving an annual salary of US$17,142 and is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(iii)  Mr. Hu Gang

On June 13, 2008, Mr. Hu Gang, aged 33, was appointed our Chief Financial Officer (CFO). We entered into an employment agreement with Mr. Hu, effective as of June 13, 2008, his appointment date, which has an initial term of three years, “Mr. Hu’s Initial Term”. Following Mr. Hu’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal financial officer, Mr. Hu is responsible for our financial management. Mr. Hu will receive an annual base salary of RMB1,000,000, approximately equivalent to US$146,156, during the first year, RMB 1,500,000, approximately equivalent to US$219,234, during the second year, and RMB 1,800,000, approximately equivalent to US$263,081, during the third year, of Mr. Hu’s Initial Term. In addition, the agreement provides for an annual discretionary bonus, as determined by the compensation committee of our board of directors, stock options and separation benefits. By entering into the employment agreement, Mr. Hu agreed to a 12-month non-competition clause post termination.

(iv)  Mr. Jiang Yingjun

Mr. Jiang was appointed our Chief Accounting Officer and he is receiving an annual salary of US$12,000 pursuant to an employment agreement entered into by us with Mr. Jiang, dated June 13, 2008. In addition, Mr. Jiang is eligible for an annual discretionary bonus, as determined by the compensation committee of our board of directors. Mr. Jiang is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(v)  Mr. Tan Yi

Mr. Tan was appointed as a Marketing Director in the Sales Department of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Tan, dated March 10, 2006, Mr. Tan is receiving a monthly salary of RMB 10,000, approximately equivalent to US$1,462. Mr. Tan is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(vi)  Ding Wengui

Mr. Ding was appointed as a Chief Technology Officer of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Ding, dated July 11, 2005, Mr. Ding is receiving a monthly salary of RMB 8,000, approximately equivalent to US$1,169. Mr. Ding is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(vii) Zhao Beijing

Mr. Zhao was employed as a Production Manager of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Zhao, dated July 10, 2001, Mr. Zhao is receiving a monthly salary of RMB 8,000, approximately equivalent to US$1,169. Mr. Zhao is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(viii) Wang Jianbo

Mr. Wang was employed as a Sales Manager of Taihong. Pursuant to an employment agreement entered into by Taihong with Mr. Wang, dated December 25, 2000, Mr. Wang is receiving a monthly salary of RMB 6,000, approximately equivalent to US$877. Mr. Wang is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(ix) Gao Aiping

Ms. Gao was employed as a Technician of Taihong. Pursuant to an employment agreement entered into by Taihong with Ms. Gao, dated July 15, 2000, Ms. Gao is receiving a monthly salary of RMB 3,500, approximately equivalent to US$512. Ms. Gao is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.”

4.
We note your response to comment four of our letter dated July 28, 2008 and the identification of two members of your Supervisory Board, Zheng Chaoyang and Zhang Lishun, as employees of the Yuhe Group, an entity controlled by Mr. Gao Zhentao and his brother. We also note that members of the Supervisory Board are nominated and appointed by the Shareholder Congress. Please revise to disclose any nominations or arrangements for nomination of board members. It is unclear if any of your officers or shareholders has the ability to nominate board members. Please revise or advise.

The Company notes the Staff’s comment and advises that one of the Supervisory Board members was elected by the workers of PRC Yuhe and the other two members of the Supervisory Board were appointed by shareholders of PRC Yuhe. There are no other nominations or arrangements for nomination of supervisory board member.

The Company respectfully advises the Staff that changes have been made on page 43 of Amendment No. 3:-

“(ii) Supervisory Board.

All the members of the Supervisory Board are nominated and appointed by the Shareholder Congress and serve for a term of three years. One of the Supervisory Board members was elected by the workers of PRC Yuhe and the other two members of the Supervisory Board were appointed by shareholders of PRC Yuhe. There are no other nominations or arrangements for nomination of Supervisory Board member. The current members of the Supervisory Board of PRC Yuhe are Zhang Jinhua, Zheng Chaoyang and Zhang Lishun, and their business background and relationships with Yuhe are as follows…”

Management’s Discussion and Analysis and Results of Operation, page 16

Results of Operations – Comparison of six months period ended June 30 in 2008 and 2007, page 16

5.
We note your response to prior comment six, including the disclosure added at page F-65 describing the potential risk associated with using the pro forma financial information. Please revise your MD&A disclosures under the above caption to provide a cross-reference to indicate the page number on which you present the pro forma financial statements for the six months ended June 30, 2008.

The Company notes the Staff’s comment and advises that changes have been made on page 16 of Amendment No. 3 to provide a cross reference to indicate the page numbers of F-65 and F-66 on which the Company presents the pro forma financial statements for the six months ended June 30, 2008:-

“Results of Operations - Comparison of six months period ended June 30 in 2008 and 2007

We have consolidated the results of PRC Yuhe and Taihong into our Consolidated Financial Statements from February 1, 2008 to June 30, 2008. For comparison purposes, we have provided a Pro forma Consolidated Statement of Operations for the six months ended June 30, 2008 and 2007 (please refer to F-65 and F-66 below) to provide comparable presentation to our reported results for the six months ended June 30, 2008 and 2007. We believe that providing this financial information as if we had consolidated PRC Yuhe and Taihong may assist investors in assessing historical performance between periods.”

6.
We note your revised disclosure on page 27 and response to prior comment nine. With a view to disclosure, please advise us if any of the debt agreements are material to you. For example, we note the approximately $8.2 million loans from Nansun Rural Credit.

The Company notes the Staff’s comment and advises that the approximately $8.2 million loans from Nansun Rural Credit are material to the Company. The Company has filed summaries of the agreements as Exhibits 10.20, 10.23-10.25.

7.
Also, please revise the description of the loan agreements on page 27 to disclose the extent to which they address, through representations, covenants, conditions, or otherwise, the working capital and other debt arrangements described in the table on page 48.

The Company notes the Staff’s comment and respectfully advises that the loans described on page 27 are secured bank loans, secured by tangible assets such as plant and equipment, land use right and building and there are no material covenants, conditions or restrictions. The Company has disclosed these terms on page 27 of Amendment No. 3.

The loans described on page 49 are loans borrowed from related parties. Since there were no written agreements for these related party loans, the Company has filed an Exhibit 10.33 that summarized the terms of the material oral loan agreements as indicated in response to Comment 15 below.

Business, page 29

8.
We note your response to prior comment 12. Please revise the first paragraph on page 15 and the second paragraph on page 49 to address Halter’s historical relationship to the registrant and as a consultant to Bright Stand in its efforts to complete a combination transaction with a U.S. domiciled publicly-traded shell company.

The Company notes the Staff’s comment and advises that Halter Financial has advised the Company that there is no correlation between the decision of Bright Stand International Limited to engage HFG International, Limited to provide consulting services to Bright Stand International Limited and the decision of Halter Financial Investments, L.P. to acquire a control position in First Growth Investors, Inc.

The Company respectfully advises that changes have been made on pages 15 and 50 of Amendment No. 3:-

On page 15:-

“We entered into a Stock Purchase Agreement, the “Stock Purchase Agreement”, with Halter Financial Investments, L.P., a Texas limited partnership, “Halter Financial”, dated as of November 6, 2007, pursuant to which we agreed to sell to Halter Financial 14,000,000 unregistered shares, equivalent to 951,996 post-split shares, of our common stock for $425,000. The transaction closed on November 16, 2007. As a result of the transaction, Halter Financial holds 14,000,000 shares, equivalent to 951,996 post-split shares, or 87.5% of our 16,000,000 shares, equivalent to 1,087,994 post-split shares, of common stock then outstanding following the completion of all matters referred to above. The Stock Purchase Agreement also required our Board of Directors to declare and pay a special cash dividend of $0.21, $3.088 post-split, per share to our shareholders on November 19, 2007. Halter Financial did not participate in such dividend. The dividend was payable to shareholders of record on November 15, 2007, which was prior to the date the shares were issued to Halter Financial under the Stock Purchase Agreement. The dividend payment date was November 19, 2007. The dividend was payable to our shareholders who held 2,000,000 shares, equivalent to 135,999 post-split shares, of our common stock and resulted in a total dividend distribution of $420,000. The funds for the dividend came from the $425,000 proceeds received from the sale of common stock to Halter Financial. Halter Financial has advised us that there is no correlation between the decision of Bright Stand to engage HFG International, Limited to provide consulting services to Bright Stand and the decision of Halter Financial to acquire a control position in First Growth. ”

On page 50:-

“Acquisition by Halter Financial. We entered into a Stock Purchase Agreement, the “Stock Purchase Agreement”, with Halter Financial Investments, L.P., a Texas limited partnership, “Halter Financial”, dated as of November 6, 2007, pursuant to which we agreed to sell to Halter Financial 14,000,000 unregistered shares, equivalent to 951,996 post-split shares, of our common stock for $425,000. The transaction closed on November 16, 2007. As a result of the transaction, Halter Financial held 14,000,000 shares, equivalent to 951,996 post-split shares, or 87.5% of our 16,000,000 shares, equivalent to 1,087,994 post-split shares, of common stock then outstanding following the completion. The Stock Purchase Agreement also required our Board of Directors to declare and pay a special cash dividend of $0.21, $3.088 post-split, per share to our shareholders on November 19, 2007. Halter Financial did not participate in such dividend. The dividend was payable to shareholders of record on November 15, 2007, which was prior to the date the shares were issued to Halter Financial under the Stock Purchase Agreement. The dividend payment date was November 19, 2007. The dividend was payable to our shareholders who held 2,000,000 shares of its common stock and resulted in a total dividend distribution of $420,000. The funds for the dividend came from the $425,000 proceeds received from the sale of common stock to Halter Financial. Halter Financial is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by Halter Financial. Halter Financial has advised us that there is no correlation between the decision of Bright Stand to engage HFG International, Limited to provide consulting services to Bright Stand and the decision of Halter Financial to acquire a control position in First Growth. ”

9.
We note your responses to comments 13 and your disclosure of the relative ease of expanding into new sales territories. Please balance this disclosure by also discussing, for example, the costs and difficulties of acquiring new productions facilities to allow your geographic expansion, and sales.

The Company notes the Staff’s comment and advises that the costs of acquiring new production facilities and the Company’s ability to raise capital for expansion at a particular time can affect the Company’s geographical expansion and sales.

The Company further submits that shortage of labor would also affect the Company’s geographical expansion and sales. The impact of labor shortage can be immediate and longer-term. The Company is monitoring the availability of professionals and experienced workers to meet its production demand.

The Company respectfully advises the Staff that changes have been made on page 38 of Amendment No. 3:-

“We are constantly considering increasing and funding our sales network into new geographic areas. We expect to purchase new facilities to generate sufficient production capacity and expand roughly at the same rate as we expect to increase our sales network. We shall fund the cost of increasing our sales network internally as we recruit more sales representatives. We consider that costs of acquiring new production facilities and our ability to raise capital for expansion at a particular time can affect our geographical expansion and sales. We also consider that shortage of labor would also affect our geographical expansion and sales. The impact of labor shortage can be immediate and longer-term. We are monitoring the availability of professionals and experienced workers to meet our production demand. We do not have any definite plans yet to purchase new production facilities or expand our sales network.”

Management, page 41

10.
With a view to disclosure, advise us why the management biographies do not include Mr. Gao’s directorship to Shandong Yuhe Food Co., Ltd., as described in your response to comment 19 of our letter dated July 28, 2008.

The Company notes the Staff's comment and advises that Yuhe Group was defined to mean Shandong Yuhe Food Group Co., Ltd. in Amendment No. 2. The Company respectfully refers to page 30 of Amendment No. 3:-

“Weifang Taihong Feed Co., Ltd.

Taihong was founded in May 2003 by Shandong Yuhe Food Group Co., Ltd., “Yuhe Group”, a PRC company based in Shandong Province, and Gao Zhenbo, the brother of our chief executive officer, Gao Zhentao, with Yuhe Group and Mr. Gao owning, respectively, 56.25% and 43.75% of its equity interests. Yuhe Group is an entity controlled by our chief executive officer, Gao Zhentao, and his brother, Gao Zhenbo. The principal business of Taihong is the production and sale of feed and feed additives, primarily to PRC Yuhe. On September 14, 2007 Yuhe Group transferred all of its interests in Taihong to PRC Yuhe in a reorganization of equity interest under common control. The 43.75% equity stake in Taihong owned by Gao Zhenbo was subsequently transferred to Bright Stand in the course of the corporate reorganization transactions described more fully below.”

The Company respectfully advises the Staff that changes have been made on page 41 of Amendment 3:-

“Gao Zhentao. Mr. Gao has been our Chief Executive Officer and Chairman of our Board of Directors since March 12, 2008. Prior to joining us, Mr. Gao served as the Chief Executive Officer and Chairman of the Board of Directors of PRC Yuhe from 1996 to 2008. He was one of the co-founders of PRC Yuhe and Taihong. Mr. Gao is a member of the Agricultural Work Committee of the Weifang City People’s Congress and a member of the Standing Committee of the Hanting District People’s Congress. Mr. Gao has also served as the vice-chairman of the Shandong Province Farming Association since 2006, and as vice-chairman of the Poultry Subcommittee of the National Farming Association of China since 2007. Mr. Gao is the controlling shareholder, legal representative and executive director of Shandong Yuhe Food Group Co., Ltd., “Yuhe Group”, and holds 80% of Yuhe Group’s shares.”

Executive Compensation, page 44

11.
We note your responses to comment 18 of our letter dated July 28, 2008. With respect to the company’s discretionary annual bonuses and other elements of compensation, please revise to clarify how the board determines the amount for each element and explain how each element and the company’s decisions regarding that element fit into the company’s overall compensation objectives and affect decisions regarding other elements.

The Company notes the Staff’s comment and advises that the Company’s compensation objective is to ensure that executives are provided incentives and compensated in a way that advances both the short and long-term interests of the Company while ensuring the Company’s ability to attract and retain executive management talent.

The Company approaches this objective through three key components, base salary, discretionary bonus and grant of options.

With respect to the staff’s base salary, the Company determines the staff’s salary according to their experience, skills, level of professionalism and market conditions.

With respect to discretionary bonus, the Company will consider the survival rate, productivity and hatching rate of the broilers in order to determine the amount of discretionary bonus awarded to the respective officers.

With respect to grant of options, the Company has granted options to its Chief Financial Officer thus far. However, the Company is reviewing the arrangement to grant options to other senior executives.

The Company respectfully advises the Staff that changes have been made on page 47 of Amendment No. 3:-

“Our compensation objective is to ensure that executives are provided incentives and compensated in a way that advances both our short and long-term interests while also ensuring our ability to attract and retain executive management talent.

We approach this objective through three key components, base salary, discretionary bonus and grant of options.

Base Salary. Base salaries for our executives are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. The 2007 base salary for each of our executive officers was based on the recommendation of the chief executive officer, which was based on his review of his business judgment and the assessment of the executive’s performance and are intended to be similar to salaries paid to executives at other companies in similar positions in Weifang, Shandong Province, China. We used Shandong Minhe Animal Husbandry Co., Ltd. as a benchmark for base salary. Shandong Minhe Animal Husbandry Co., Ltd. is located in Shandong Province and is one of our major competitors for sales of day-old broilers.

Base salaries are reviewed annually to confirm that they remain aligned with market levels after taking into account individual responsibilities, performance and experience.

Discretionary Annual Bonus. Our board of directors has the authority to award discretionary annual bonuses to our executive officers, including our chief executive officer. Bonuses awarded were intended to compensate officers for achieving financial and operational goals, such as the business targets noted above, and for achieving individual annual performance objectives. These objectives vary depending on the individual, but relate generally to strategic factors such as the financial performance, results of operations, per share performance of our common stock and the level of responsibility of each individual’s position.

Our specific after tax net income target is $9 million for the year 2008. Discretionary annual bonuses will be provided to our Chief Executive Officer and other executives if we exceed the after tax net income target of $9 million, with an aggregate amount equivalent to 0.5%-1.5% of any excess. When deciding the amount of bonus to be awarded to other employees, we will consider the survival rate, productivity and hatching rate of the broilers. Such factors will be determined from time to time by our Compensation Committee.

In 2007 and 2008 these objectives specifically include the individual’s contribution to the process of going public and revenue growth. The actual amount of discretionary bonus granted is determined following a review of each executive’s individual performance and contribution to our strategic goals conducted within three months following the end of the applicable fiscal year.

Our Compensation Committee as established pursuant to our charter is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees.

Long-Term Incentive Plan Awards. We currently do not have a stock option plan, stock appreciation rights plan or other long-term incentive plans. We only grant options to our Chief Financial Officer thus far. However, we are reviewing the arrangement to grant options to other senior executives. We may implement a long-term incentive plan in the future; however because of Chinese tax laws, we currently do not consider these types of awards desirable.”

Related Party Transactions, page 47

12.
Please revise to identify and clarify all related party agreements, including the elimination of the $1 million balance of the loan between Bright Stand and the registrant “upon consolidation between Yuhe International and Bright Stand as a result of the reverse merger,” which is referenced on page 48. See comment 52 of our letter dated June 11, 2008.

The Company notes the Staff’s comment and explains that the balance of the loan as at June 30, 2008 was referred to in the Company’s financial statements and the balance of the loans as at December 31, 2007 and December 31, 2006 was referred to in the financial statements of Weifang Yuhe Poultry Company Limited, or PRC Yuhe.

On the balance sheet of PRC Yuhe at December 31, 2007, because the registration of change of shareholding was not completed, the $1 million balance, which was a deposit paid by Bright Stand for its intention to enter into the merger, was recorded as Loan from Bright Stand. A corresponding $1 million was recorded as Due From Related Company on Bright Stand’s balance sheet as of December 31, 2007. At that point of time, no consolidation was required as the shareholding relationship between Bright Stand and Yuhe PRC was not established and there was no elimination between them as at December 31, 2007.

At June 30, 2008, the $1 million deposit from Bright Stand was recorded as Share Capital on the Company’s balance sheet. At the Company’s consolidated accounts, the Company eliminated the $1 million balance of the share capital between Bright Stand and the Company “upon consolidation between Yuhe International and Bright Stand as a result of the reverse merger”.

The Company respectfully advises that changes have been made on page 49 of Amendment No.3:-

“Loan from Bright Stand International Limited
Bright Stand International Limited, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. The Balance was eliminated upon consolidation between Yuhe International and Bright Stand as a result of the reverse merger.	$-	$	*1,000,000	$-

Loan from Bright Stand International Limited		$-		$1,000,000	$-

Due to related companies shown under current liabilities on balance sheet		$517,400		$1,000,000	$2,567,739

* This is the cash deposits to PRC Yuhe by Bright Stand as capital injection, since the registration was not completed at December 31, 2007, and was classified as Loan accounts instead of Common Stock.”

13.
We note your response to comment 19 of our letter dated July 28, 2008 and the statement that Mr. Gao is currently a director at Shandong Yuhe Food Co., Ltd. Please revise to address Mr. Gao’s relationship with Shandong Yuhe Food Co., or advise.

The Company notes the Staff's comment and advises that Yuhe Group was defined to mean Shandong Yuhe Food Group Co., Ltd. in Amendment No. 2. The Company respectfully refers to page 30 of Amendment No. 3:-

“Weifang Taihong Feed Co., Ltd.

Taihong was founded in May 2003 by Shandong Yuhe Food Group Co., Ltd., “Yuhe Group”, a PRC company based in Shandong Province, and Gao Zhenbo, the brother of our chief executive officer, Gao Zhentao, with Yuhe Group and Mr. Gao owning, respectively, 56.25% and 43.75% of its equity interests. Yuhe Group is an entity controlled by our chief executive officer, Gao Zhentao, and his brother, Gao Zhenbo. The principal business of Taihong is the production and sale of feed and feed additives, primarily to PRC Yuhe. On September 14, 2007 Yuhe Group transferred all of its interests in Taihong to PRC Yuhe in a reorganization of equity interest under common control. The 43.75% equity stake in Taihong owned by Gao Zhenbo was subsequently transferred to Bright Stand in the course of the corporate reorganization transactions described more fully below.”

The Company respectfully advises the Staff that changes have been made on page 48 of Amendment No. 3:-

“Mr. Gao is the controlling shareholder, legal representative and executive director of Shandong Yuhe Food Group Co., Ltd., “Yuhe Group”, holding 80% of its shares. Mr. Gao does not have any affiliation or relationship with any of our competitors, suppliers, customers, distributors and similar companies, including without limitation, Hefeng Green Agriculture Co., Ltd., Shandong Yuhe New Agriculture Academy of Sciences, and Weifang Hexing Breeding Co., Ltd.”

14.
We note your response to comment 20 of our letter dated July 28, 2008. Please expand the narrative description of the table to separately describe any agreements that are not related to working capital purposes. For example, we note the loan to Mr. Yamamoto.

The Company notes the Staff's comment and respectfully advises that the loan to Mr. Yamamoto was an advance to shareholder for payments of listing expenses, which was repaid in 2008.

The Company respectfully advises the Staff that changes have been made on page 49 of Amendment No. 3:-

“Loan to Shareholder of Yuhe International

Mr. Yamamoto, a shareholder of Yuhe International	Unsecured, interest free loan, has no fixed repayment date. Advance to shareholder for payments of listing expenses and was repaid in 2008.”	$15,000	$-	$-

15.
Also, please file descriptions of the material agreements. Although they may be oral contracts, descriptions should be filed as exhibits to the extent they would be required to be filed as exhibits pursuant to Item 601(b)(10) if they were written. See Question 146.04 of the Division’s Compliance and Disclosure Interpretations for Regulation S-K, updated July 3, 2008.

The Company notes the Staff's comment and has filed an Exhibit 10.33 to disclose descriptions of the material agreements.

Yuhe International, Inc. Condensed Consolidated Financial Statements For the Three and Six Months Ended Jun 30, 2008 and 2007, page, F-24

Note 21. Registration Rights, page F-54

16.
We note your response to prior comment 23 and your revised disclosures provided at Note 21. These disclosures largely repeat the discussion previously provided at page 58. We were unable to locate where you have addressed the disclosures of paragraph 12 of FSP EITF 00-19-2. Please explain to us how your disclosure satisfies each of the disclosure requirements of paragraph 12 of FSP EITF 00-19-2, and revise your disclosure as necessary.

The Company notes the Staff’s comment and respectfully advises the Staff that changes have been made on page F- 54 of Amendment No. 3:-

“21. Obligations under registration rights agreements

The Company entered into a Registration Rights Agreement with certain investors on March 12, 2008 in the private placement. The Company is required to file a resale registration statement on Form S-1 or any other appropriate form (i) within 60 days following the closing for purposes of registering the resale of these shares, (ii) within 15 days with respect to any additional registration statement, (iii) within 15 days with respect to any additional registration statements required to be filed due to SEC Restrictions, (iv) within 30 days following the date on which it becomes eligible to utilize Form S-3 to register the resale of common stock, or (v) within 45 days following the date the Make Good Shares are delivered by Mr. Yamamoto to the investors.

The Company will be required to pay the investors liquidated damages if it fails to file a registration statement by the above filing deadlines or if it does not promptly respond to comments received from the SEC. The liquidated damages accrue at a rate of 0.5% per month of the aggregate investment proceeds which are $18 million received from the investors, capped at 5% of the total investment proceeds, or $900,000. The Company filed the Registration Statement on May 12, 2008.

Based on the Company’s experience since filing its registration statement on May 12, 2008, the Company is in compliance with the Registration Rights Agreement. The Company believes that it is unlikely that it will be required to pay any liquidated damages under the provisions of the Registration Rights Agreement, and therefore has not recorded a liability for that potential obligation as at June 30, 2008.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

17.
We note that Bright Stand has no substantive operations prior to the acquisition of Weifang Yuhe Poultry Co., Ltd. (“Weifang Yuhe”) and Weifang Taihong Feed Co., Ltd. (“Taihong”), and accordingly, it appears that Weifang Yuhe should be considered the predecessor of Bright Stand. As a result, the consolidated financial statements of Weifang Yuhe, including those for the inerim [sic] period through the date of the consummation of the merger, are required to be included in the combined company’s Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Weifang Yuhe for all periods presented.

The Company notes the Staff's comment and will file the January 31, 2008's unaudited PRC Yuhe financial statements with quarterly reports for all periods presented until March 31, 2009.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact me (852) 2292-2222.

Sincerely,
/s/ Simon Luk
Simon Luk

cc:	Yuhe International, Inc.